May 8, 2019

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Floating Rate Opportunities Fund
File Nos. 333-219103; 811-23268

Dear Mr. Williamson:

On behalf of the Highland Floating Rate Opportunities Fund (the “Fund”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to the comments provided by you on behalf of the staff of the SEC (the “Staff”) on April 29, 2019 relating to the PRE-14A filing of the Fund on April 23, 2019. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s DEF-14A filing. As requested, when a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

1.

We note the disclosure states that if a quorum is present but there are insufficient votes to approve the Proposal, you may adjourn the meeting to permit further solicitation of proxies. We believe that the postponement of a meeting to solicit additional votes is a substantive matter for which an independent proxy must be solicited and for which discretionary authority is unavailable. Please revise the disclosure on the proxy card such that it includes an additional box so that shareholders can vote in favor of adjournment to permit further solicitation of proxies if that is the action contemplated.

K&L Gates, LLP

Jay Williamson

May 8, 2019

Response: As requested, the Fund has revised disclosure in the proxy and the proxy card to reflect the addition of the following proposal as new Proposal 3:

To approve one or more adjournments to the Annual Meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Annual Meeting cast in favor of Proposal 1 and/or Proposal 2.

2.

Under the heading ‘Remuneration of Trustees and Executive Officers,’ briefly explain the circumstances behind Mr. Hui’s resignation as an independent trustee. In your response, please confirm that there were no material conflicts, disagreements or other issues between Mr. Hui, the Fund’s Board of Trustees or the Adviser.

Response: As requested, the Fund has added the following disclosure to Footnote 1 of the table under the heading “Remuneration of Trustees and Executive Officers” to explain the circumstances behind Mr. Hui’s resignation as an independent trustee:

Mr. Hui’s resignation was related to a reduction in the size of the Board to five members. There were no material conflicts, disagreements or other issues between Mr. Hui, the Board of Trustees or HCMFA.

3.

We note that Proposal 2 seeks shareholder approval of a change in the fund’s fundamental policy regarding concentration. In the SEC’s Compliance and Disclosure Interpretation 301.01, the Division of Corporate Finance staff explained the view that a proposal on a proxy card should clearly identify and describe the specific action on which shareholders are being asked to vote. Based on the Fund’s disclosure, it is our understanding that the Fund’s investments will be concentrated in the real estate industry if the Proposal is approved. We believe your Proposal and proxy card should be revised to reflect this. Please revise or advise as appropriate.

Response: As requested, the Fund has added the following disclosure to Proposal 2 and the proxy card to describe the specific action on which shareholders are being asked to vote in Proposal 2 (emphasis added):

K&L Gates, LLP

Jay Williamson

May 8, 2019

To approve a change to the Fund’s fundamental policy regarding concentration such that the Fund will invest at least 25% of the value of its total assets in the real estate industry (“Proposal 2”).

4.

Your disclosure indicates that under the Fund’s investment policy, the Fund is precluded from investing additional assets in the real estate industry. You further state that Highland manages various investment vehicles that primarily invest in real estate-related assets, including various wholly-owned REIT subsidiaries of the Fund. If Proposal 2 is approved, does the Adviser expect to increase the Fund’s allocation to real estate investment vehicles managed by the Adviser and its affiliates? If so, please revise to include appropriate conflicts disclosure with respect to the Adviser’s potential interest in the transaction.

Response: If Proposal 2 is approved, the Adviser does not expect to increase the Fund’s allocation to separate real estate investment vehicles managed by the Adviser; however the disclosure relating to Proposal 2 has been revised to include the conflicts disclosure set forth below pertaining to overlapping investments between the Fund and other funds advised by the Adviser and the Adviser’s investment allocation procedures. The Fund has a wholly-owned REIT subsidiary and expects to gain exposure to direct and indirect real estate investments through this subsidiary or through an additional wholly-owned subsidiary. Investments through affiliated funds’ wholly-owned REIT subsidiaries are not currently anticipated, however the Fund may invest in affiliated listed REITs subject to applicable law and waivers of duplicative fees to the extent applicable.

Potential Conflicts of Interest

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of the Fund’s investments, on the one hand, and the investment of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund.

Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf.

K&L Gates, LLP

Jay Williamson

May 8, 2019

Members of the Fund’s management team also operate: (1) an externally managed publicly traded REIT (“NXRT”), that manages a portfolio of Class B, value add multifamily properties; (2) VineBrook Homes Trust, Inc., an externally managed private REIT that manages a portfolio of single-family housing properties in the Midwest U.S. (“VineBrook”); (3) NexPoint Hospitality Trust, an externally managed publicly traded REIT (“NHT”) listed on the TSX Venture Exchange, that manages a portfolio of hospitality assets located in the U.S; (4).a private REIT (NexPoint Real Estate Capital, LLC), which is wholly-owned by NHF, that originates preferred equity investments for entities that own real estate; (5) a private REIT (NexPoint Real Estate Opportunities, LLC), which is wholly-owned by NexPoint Strategic Opportunities Fund (“NHF”), that acquires direct interests in opportunistic real estate investments; (6) a private REIT (NRESF REIT Sub, LLC), which is wholly-owned by NexPoint Real Estate Strategies Fund (“NRESF”), that invests directly in real estate transactions or real estate operating companies; and (7) a private REIT (NexPoint Capital REIT, LLC), which is wholly-owned by NexPoint Capital Inc., that invests in both direct interests in opportunistic real estate investments and preferred equity investments for entities that own real estate.

If a potential investment is appropriate for either the Fund or another entity noted above, the Adviser and its affiliates have an allocation policy that provides that opportunities will be allocated among those accounts for which participation in the respective opportunity is considered most appropriate, taking into account, among other considerations with respect to any real estate investments:

•	which fund has available cash (including availability under lines of credit) to acquire the investment;

•	whether there are any positive or negative income tax effects on any of the funds relating to the purchase;

•	whether the investment opportunity creates geographic, asset class or tenant concentration / diversification concerns for any of the funds;

•	how the investment size, potential leverage, transaction structure and anticipated cash flows affect each fund, including earnings and distribution coverage; and

•

whether one or more of the funds has an existing relationship with the tenant(s), operator, facility or system associated with the investment, or a significant geographic presence that would make the investment strategically more important.

K&L Gates, LLP

Jay Williamson

May 8, 2019

The Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with its internal conflict of interest and allocation policies. The Adviser will seek to allocate investment opportunities among such entities in a manner that is fair and equitable over time and consistent with its allocation policy. However, there is no assurance that such investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time and there can be no assurance that the Fund will be able to participate in all such investment opportunities that are suitable for it. Please refer to the Fund’s prospectus for a description of risks associated with conflicts of interest.

5.

The Fund’s Form N-CSR for the period ended December 31, 2018 indicates that 27.8% of the Fund’s portfolio is allocated to the financial sector and 25.8% of the Fund’s portfolio is allocated to the real estate sector. We acknowledge differences between sectors and industries, but are nevertheless concerned with how these sector allocations are consistent with the Fund’s current policy to not concentrate in an industry or group of industries. Please explain how the Fund’s current policy defines industry and how current allocations are consistent with the Fund’s policy.

Response: For financial reporting purposes, the Fund defines industry using GICS Level 2 industry classifications. Pursuant to the Fund’s definition of industry, its current allocations are consistent with the Fund’s current policy not to concentrate in any industry or group of industries since sector exposure reflects a percentage of net asset value while industry exposure reflects a percentage of gross assets. Using the gross assets test, the Fund is not in excess of 25% for any one industry in its N-CSR for the period ended December 31, 2018 (the Fund had 17.5% gross assets exposure to the real estate industry as of December 31, 2018).

6.

Please explain why ‘under normal market conditions’ language is included in the Fund’s concentration policy and does not create an impermissible level of freedom of action for Section 8(b) purposes. It has been the Staff’s longstanding position that a fund may not change its concentration policy without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion or clearly indicate when and under what conditions those changes would be made.

K&L Gates, LLP

Jay Williamson

May 8, 2019

Response: The Fund has edited the noted disclosure to remove the reference to “under normal market conditions.”

7.

Please add disclosure regarding how the Fund defines the real estate industry and how the Fund determines if an issuer conducts its principal business activities in the real estate industry for purposes of its concentration policy.

Response: As noted in response to Comment 5, the Fund uses GICS Level 2 industry classifications to determine the Fund’s exposure to the real estate industry for financial reporting purposes. Accordingly, the Fund will add the following disclosure under “Non-Fundamental Investment Restrictions:”

For purposes of the above concentration policy, the Fund relies primarily on the MSCI Global Industry Classification Standard (GICS) Level 2 classification to define the real estate industry.

In addition, the Fund will add the following disclosure before the last paragraph under the header ‘Proposal 2’ reflecting its definition of securities of issuers that conduct their principal business activities in the real estate industry for purposes of the Fund’s concentration policy:

The Fund defines securities of issuers conducting their principal business activities in the real estate industry to include common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by:

•

commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS’) and other real estate credit investments, which include existing first and second mortgages on real estate, either originated or acquired in the secondary market, and secured, unsecured and/or convertible notes offered by real estate operating companies (“REOCs”) and REITs;

•	publicly traded REITs managed by affiliated or unaffiliated asset managers and their foreign equivalents (“Public REITs”);

•	REOCs;

•	private real estate investment funds managed by affiliated or unaffiliated institutional asset managers (“Private Real Estate Investment Funds”);

•	registered closed-end funds that invest principally in real estate (collectively, “Public Investment Funds”);

•	real estate exchange traded funds (“ETFs”); and

K&L Gates, LLP

Jay Williamson

May 8, 2019

•	publicly-registered non-traded REITs (“Non-Traded REITs”) and private REITs, generally wholly-owned by the Fund or wholly-owned or managed by an affiliate.

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If you have any questions, please do not hesitate to contact the undersigned at (617) 261-3146.

Sincerely,
K&L GATES, LLP
/s/ Jon-Luc Dupuy
Jon-Luc Dupuy, Esq.

cc:	Lauren Thedford, Esq.